UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
THE SOUTH FINANCIAL GROUP, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-V	837841204

10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008ND-NV	837841303

10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-V	837841402

10% Mandatory Convertible Non-Cumulative Preferred Stock, Series 2008D-NV	837841501

(Title of Class of Securities)	(CUSIP Number of Class of Securities)
William P. Crawford, Jr.
Executive Vice President, Chief Legal & Risk officer
The South Financial Group, Inc.
102 South Main Street
Greenville, South Carolina 29601
(864) 255-4777

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)
With copies to:
Nicholas G. Demmo, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
Not Applicable	Not applicable
* Pursuant to General Instruction D to Schedule TO, no filing fee is required because communications made before the commencement of a tender offer.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits

Exhibit	Description

99.1	Current Report on Form 8-K, filed June 18, 2009 (including Exhibits 99.1 and 99.2 thereto) (previously filed on June 18, 2009 and incorporated herein by reference).

IMPORTANT INFORMATION
Upon the commencement of any exchange offer for The South Financial Group, Inc.’s mandatory convertible preferred stock, The South Financial Group, Inc. (“TSFG”) will make available a Schedule TO, which will include an Offer To Exchange and related materials. These documents will set forth the complete terms and conditions of the exchange offer, and holders of the mandatory convertible preferred stock are urged to read these documents when they become available as they will contain important information. These and other related documents will be filed with the Securities and Exchange Commission and may be obtained at the Securities and Exchange Commission’s website, http://www.sec.gov. These materials may also be obtained free of charge from TSFG by calling Investor Relations at 1-888-592-3001.
FORWARD-LOOKING STATEMENTS
This filing may contain forward looking statements including certain plans, expectations, goals, projections, and statements, which are subject to numerous assumptions, risks, and uncertainties. Actual results could differ materially from those contained or implied by such statements for a variety of factors, many of which are beyond the Company’s control, including: (1) deterioration in the loan portfolio could be worse than expected due to a number of factors such as the underlying value of the collateral could prove less valuable than otherwise assumed and assumed cash flows may be worse than expected; (2) changes in economic conditions; (3) movements in interest rates; (4) competitive pressures on product pricing and services; (5) success and timing of other business strategies; (6) the nature, extent, and timing of governmental actions and reforms, including existing and potential future restrictions and limitations imposed in connection with the Troubled Asset Relief Program’s voluntary Capital Purchase Plan or otherwise under the Emergency Economic Stabilization Act of 2008; (7) extended disruption of vital infrastructure; and (8) the pricing and total shares sold under the common stock offering and the relative success of the other elements of the capital plan. Additional factors that could cause results to differ materially from those described above can be found in The South Financial Group’s Annual Report on Form 10-K for the year ended December 31, 2008, and documents subsequently filed by the Company with the Securities and Exchange Commission, including the registration statement, prospectus and prospectus supplement relating to the equity offering described in this filing. All forward-looking statements included in this filing are based on information available at the time that they are issued. The Company assumes no obligation to update any forward-looking statement.